                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



         [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                For Fiscal Year Ended June 30, 1998


                                       OR


         [   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                  EXCHANGE ACT OF 1934




                  COMMISSION FILE NO. 1-5424


           A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                         DELTA FAMILY-CARE SAVINGS PLAN


           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              DELTA AIR LINES, INC.
                    Hartsfield Atlanta International Airport
                             Atlanta, Georgia 30320

                         DELTA FAMILY-CARE SAVINGS PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                             JUNE 30, 1998 AND 1997





                                TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

         Statement of Net Assets Available for Benefits, With Fund Information--June 30, 1998

         Statement of Net Assets Available for Benefits, With Fund Information--June 30, 1997

         Statement of Changes in Net Assets Available for Benefits, With Fund Information, for the Year Ended June 30, 1998

         Statement of Changes in Net Assets Available for Benefits, With Fund Information, for the Year Ended June 30, 1997


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

         Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes--June 30, 1998

         Schedule II: Item 27d--Schedule of Reportable Transactions for the Year Ended June 30, 1998

                      [LETTERHEAD OF ARTHUR ANDERSEN LLP]

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of
Delta Air Lines, Inc.:


We have audited the accompanying statements of net assets available for benefits, with fund information, of the DELTA FAMILY-CARE SAVINGS PLAN (the "Plan") as of June 30, 1998 and 1997 and the related statements of changes in net assets available for benefits, with fund information, for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Administrative Committee of Delta Air Lines, Inc. in its capacity as administrator of the Plan. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1998 and 1997 and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits with fund information and the statements of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Atlanta, Georgia
December 4, 1998

                         DELTA FAMILY-CARE SAVINGS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,

                              WITH FUND INFORMATION

                                  JUNE 30, 1998

                                 (IN THOUSANDS)




                                                                   TOTAL                           NET
                                  INVESTMENTS     RECEIVABLES      ASSETS      LIABILITIES       ASSETS
                                  -----------     -----------    ----------    -----------     ----------
                                  (Note 2 and       (Note 3)                     (Note 3)
                                  Schedule I)
FUND (NOTE 2):
   Balanced funds                  $  176,756     $       75     $  176,831     $        0     $  176,831
   Growth and income funds            122,971            210        123,181              0        123,181
   Growth funds                       462,337            761        463,098              0        463,098
   Income funds                       185,140            193        185,333              0        185,333
   Targeted retirement funds            1,415              3          1,418              0          1,418
   International balanced fund             11              0             11              0             11
   International growth and
      income fund                         260              0            260              0            260
   International growth funds         117,191            240        117,431              0        117,431
   International income funds             179              1            180              0            180
   Money market funds                   2,977              8          2,985              0          2,985
   Fidelity Contrafund                296,934            310        297,244              0        297,244
   Delta Common Stock Fund            170,974            152        171,126              0        171,126
   Fidelity Growth & Income
      Portfolio                       202,366            325        202,691              0        202,691
   Commingled Stock Fund              419,567            457        420,024              0        420,024
   Insurance Contracts/Stable
      Value Fund                      620,129            761        620,890              0        620,890
   Fidelity U.S. Equity Index
      Pool                            355,650            642        356,292              0        356,292
   Delta Preferred Stock
      Fund--nonparticipant
      directed                      1,021,399          7,855      1,029,254        413,799        615,455
   Participant loans                   61,520              0         61,520              0         61,520
                                   ----------     ----------     ----------     ----------     ----------
         Total                     $4,217,776     $   11,993     $4,229,769     $  413,799     $3,815,970
                                   ==========     ==========     ==========     ==========     ==========




         The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,

                             WITH FUND INFORMATION,

                                  JUNE 30, 1997

                                 (IN THOUSANDS)






                                                                             TOTAL                          NET
                                            INVESTMENTS    RECEIVABLES       ASSETS      LIABILITIES       ASSETS
                                            -----------    -----------     ----------    -----------     ----------
                                              (Note 2)       (Note 3)                      (Note 3)
FUND (NOTE 2):
   Balanced funds                            $  138,360     $      553     $  138,913     $      115     $  138,798
   Growth and income funds                       80,513            171         80,684              0         80,684
   Growth funds                                 282,735            571        283,306              0        283,306
   Income funds                                 107,033            488        107,521            106        107,415
   International growth funds                    82,794            212         83,006              0         83,006
   Fidelity Contrafund                          242,493            417        242,910              0        242,910
   Delta Common Stock Fund                      118,804            586        119,390              0        119,390
   Fidelity Growth & Income Portfolio           143,237            307        143,544              0        143,544
   Commingled Stock Fund                        389,007          1,547        390,554            388        390,166
   Insurance Contracts/Stable Value Fund        607,645            769        608,414              0        608,414
   Fidelity U.S. Equity Index Pool              307,305            698        308,003              0        308,003
   Delta Preferred Stock
      Fund--nonparticipant directed             662,890          6,893        669,783        430,505        239,278
   Participant loans                             57,209              0         57,209              0         57,209
                                             ----------     ----------     ----------     ----------     ----------
            Total                            $3,220,025     $   13,212     $3,233,237     $  431,114     $2,802,123
                                             ==========     ==========     ==========     ==========     ==========






         The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION,

                        FOR THE YEAR ENDED JUNE 30, 1998

                                 (IN THOUSANDS)






                                                                                                                      INTERNATIONAL
                                                      GROWTH                                                             GROWTH
                                                        AND                                 TARGETED   INTERNATIONAL       AND
                                         BALANCED     INCOME       GROWTH       INCOME     RETIREMENT    BALANCED        INCOME
                                           FUNDS       FUNDS        FUNDS        FUNDS        FUNDS        FUND            FUND
                                        ---------    ---------    ---------    ---------   ----------  -------------  -------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Contributions:
      Participant                       $  11,594    $   9,055    $  37,325    $   8,837    $      62    $       0      $       3
      Employer                                165          426        1,492          372            7            0              0
                                        ---------    ---------    ---------    ---------    ---------    ---------      ---------
                                           11,759        9,481       38,817        9,209           69            0              3
                                        ---------    ---------    ---------    ---------    ---------    ---------      ---------
    Investment income:
      Net appreciation (depreciation)
         in fair value of investments      30,735       14,971       46,339       10,543           98           (2)            20
      Interest and dividends                  500        6,047       39,413        1,440           25            0              0
      Other receipts                            0            0            0            0            0            0              0
                                        ---------    ---------    ---------    ---------    ---------    ---------      ---------
                                           31,235       21,018       85,752       11,983          123           (2)            20
                                        ---------    ---------    ---------    ---------    ---------    ---------      ---------
           Total additions                 42,994       30,499      124,569       21,192          192           (2)            23
                                        ---------    ---------    ---------    ---------    ---------    ---------      ---------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Withdrawals                            (6,589)      (5,079)     (19,163)      (7,927)          (8)           0              0
    Administrative expenses                  (112)         (30)         (47)         (92)           0            0              0
    Interest expense on ESOP notes              0            0            0            0            0            0              0
                                        ---------    ---------    ---------    ---------    ---------    ---------      ---------
           Total deductions                (6,701)      (5,109)     (19,210)      (8,019)          (8)           0              0
                                        ---------    ---------    ---------    ---------    ---------    ---------      ---------
    Net increase (decrease) prior to
       interfund transfers                 36,293       25,390      105,359       13,173          184           (2)            23
    Interfund transfers                     1,740       17,107       74,433       64,745        1,234           13            237
                                        ---------    ---------    ---------    ---------    ---------    ---------      ---------
NET INCREASE                               38,033       42,497      179,792       77,918        1,418           11            260

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year, July 1, 1997       138,798       80,684      283,306      107,415            0            0              0
                                        ---------    ---------    ---------    ---------    ---------    ---------      ---------
    End of year, June 30, 1998          $ 176,831    $ 123,181    $ 463,098    $ 185,333    $   1,418    $      11      $     260
                                        =========    =========    =========    =========    =========    =========      =========






         The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION,

                        FOR THE YEAR ENDED JUNE 30, 1998

                                 (IN THOUSANDS)






                                                                                                DELTA      FIDELITY
                                      INTERNATIONAL  INTERNATIONAL    MONEY                     COMMON     GROWTH &     COMMINGLED
                                         GROWTH         INCOME       MARKET      FIDELITY       STOCK       INCOME        STOCK
                                          FUNDS          FUNDS        FUNDS     CONTRAFUND       FUND      PORTFOLIO       FUND
                                      -------------  -------------  ---------   ----------    ---------   ----------    ---------
ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
   Contributions:
      Participant                       $   9,652      $       5    $      65    $  25,066    $   9,503    $  16,420    $  24,239
      Employer                                489              1           10          617          319          691          969
                                        ---------      ---------    ---------    ---------    ---------    ---------    ---------
                                           10,141              6           75       25,683        9,822       17,111       25,208
                                        ---------      ---------    ---------    ---------    ---------    ---------    ---------
   Investment income:
      Net appreciation (depreciation)
         in fair value of investments       9,409             (7)           0       46,415       65,735       36,652       78,126
      Interest and dividends                3,886              6           38       23,759          352        8,057          731
      Other receipts                            0              0            0            0            0            0            0
                                        ---------      ---------    ---------    ---------    ---------    ---------    ---------
                                           13,295             (1)          38       70,174       66,087       44,709       78,857
                                        ---------      ---------    ---------    ---------    ---------    ---------    ---------
            Total additions                23,436              5          113       95,857       75,909       61,820      104,065
                                        ---------      ---------    ---------    ---------    ---------    ---------    ---------
DEDUCTIONS FROM NET ASSETS
   ATTRIBUTED TO:
      Withdrawals                          (4,567)             0         (371)     (11,781)      (8,511)      (8,899)     (20,658)
      Administrative expenses                 (28)             0            0          (32)          (1)         (44)         (68)
      Interest expense on ESOP notes            0              0            0            0            0            0            0
                                        ---------      ---------    ---------    ---------    ---------    ---------    ---------
            Total deductions               (4,595)             0         (371)     (11,813)      (8,512)      (8,943)     (20,726)
                                        ---------      ---------    ---------    ---------    ---------    ---------    ---------
   Net increase (decrease) prior
      to interfund transfers               18,841              5         (258)      84,044       67,397       52,877       83,339
   Interfund transfers                     15,584            175        3,243      (29,710)     (15,661)       6,270      (53,481)
                                        ---------      ---------    ---------    ---------    ---------    ---------    ---------
NET INCREASE                               34,425            180        2,985       54,334       51,736       59,147       29,858

NET ASSETS AVAILABLE FOR
   BENEFITS:
      Beginning of year, July 1, 1997      83,006              0            0      242,910      119,390      143,544      390,166
                                        ---------      ---------    ---------    ---------    ---------    ---------    ---------
      End of year, June 30, 1998        $ 117,431      $     180    $   2,985    $ 297,244    $ 171,126    $ 202,691    $ 420,024
                                        =========      =========    =========    =========    =========    =========    =========






         The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION,

                        FOR THE YEAR ENDED JUNE 30, 1998

                                 (IN THOUSANDS)






                                                   INSURANCE        FIDELITY           DELTA
                                                   CONTRACTS/          U.S.          PREFERRED
                                                     STABLE          EQUITY        STOCK FUND--
                                                     VALUE            INDEX        NONPARTICPANT     PARTICIPANT
                                                      FUND             POOL           DIRECTED          LOANS            TOTAL
                                                  -----------      -----------     -------------     -----------      -----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Contributions:
      Participant                                 $    29,381      $    25,086      $         0      $         0      $   206,293
      Employer                                          1,729            1,255           37,301                0           45,843
                                                  -----------      -----------      -----------      -----------      -----------
                                                       31,110           26,341           37,301                0          252,136
                                                  -----------      -----------      -----------      -----------      -----------
   Investment income:
      Net appreciation (depreciation) in fair
        value of investments                                0           84,837          349,576                0          773,447
      Interest and dividends                           39,768              670           29,412                0          154,104
      Other receipts                                        0                0              105                0              105
                                                  -----------      -----------      -----------      -----------      -----------
                                                       39,768           85,507          379,093                0          927,656
                                                  -----------      -----------      -----------      -----------      -----------
            Total additions                            70,878          111,848          416,394                0        1,179,792
                                                  -----------      -----------      -----------      -----------      -----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Withdrawals                                        (54,032)         (15,921)         (10,085)          38,813         (134,778)
   Administrative expenses                               (443)            (138)             (40)               0           (1,075)
   Interest expense on ESOP notes                           0                0          (30,092)               0          (30,092)
                                                  -----------      -----------      -----------      -----------      -----------
            Total deductions                          (54,475)         (16,059)         (40,217)          38,813         (165,945)
                                                  -----------      -----------      -----------      -----------      -----------
   Net increase (decrease) prior to interfund
      transfers                                        16,403           95,789          376,177           38,813        1,013,847
   Interfund transfers                                 (3,927)         (47,500)               0          (34,502)               0
                                                  -----------      -----------      -----------      -----------      -----------
NET INCREASE                                           12,476           48,289          376,177            4,311        1,013,847

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year, July 1, 1997                    608,414          308,003          239,278           57,209        2,802,123
                                                  -----------      -----------      -----------      -----------      -----------
   End of year, June 30, 1998                     $   620,890      $   356,292      $   615,455      $    61,520      $ 3,815,970
                                                  ===========      ===========      ===========      ===========      ===========






         The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

                             WITH FUND INFORMATION,

                        FOR THE YEAR ENDED JUNE 30, 1997

                                 (IN THOUSANDS)




                                                                       GROWTH
                                                                         AND
                                                        BALANCED       INCOME         GROWTH         INCOME
                                                         FUNDS          FUNDS          FUNDS          FUNDS
                                                       ---------      ---------      ---------      ---------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
       Contributions:
         Participant                                   $  10,866      $   5,586      $  27,811      $   8,247
         Employer                                            101            341          1,071            338
                                                       ---------      ---------      ---------      ---------
                                                          10,967          5,927         28,882          8,585
                                                       ---------      ---------      ---------      ---------
       Investment income:
           Net appreciation (depreciation) in fair
              value of investments                        23,471         12,228         33,152          8,747
           Interest and dividends                            307          4,756         15,663            280
                                                       ---------      ---------      ---------      ---------
                                                          23,778         16,984         48,815          9,027
       Less investment expenses                             (442)             0              0           (433)
                                                       ---------      ---------      ---------      ---------
                                                          23,336         16,984         48,815          8,594
                                                       ---------      ---------      ---------      ---------
              Total additions                             34,303         22,911         77,697         17,179
                                                       ---------      ---------      ---------      ---------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
       Withdrawals                                        (6,684)        (4,094)       (13,949)        (9,052)
       Administrative expenses                               (76)           (12)           (26)           (65)
       Interest expense on ESOP notes                          0              0              0              0
                                                       ---------      ---------      ---------      ---------
              Total deductions                            (6,760)        (4,106)       (13,975)        (9,117)
                                                       ---------      ---------      ---------      ---------
       Net increase (decrease) prior to interfund
           transfers                                      27,543         18,805         63,722          8,062
       Interfund transfers                               (14,880)        22,231        (12,982)       (11,802)
                                                       ---------      ---------      ---------      ---------
NET INCREASE (DECREASE)                                   12,663         41,036         50,740         (3,740)

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year, July 1, 1996                      126,135         39,648        232,566        111,155
                                                       ---------      ---------      ---------      ---------
    End of year, June 30, 1997                         $ 138,798      $  80,684      $ 283,306      $ 107,415
                                                       =========      =========      =========      =========



         The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

                             WITH FUND INFORMATION,

                        FOR THE YEAR ENDED JUNE 30, 1997

                                 (IN THOUSANDS)




                                                                              DELTA          GROWTH
                                          INTERNATIONAL                      COMMON            AND         COMMINGLED
                                             GROWTH         FIDELITY          STOCK          INCOME           STOCK
                                              FUNDS        CONTRAFUND          FUND         PORTFOLIO          FUND
                                            ---------       ---------       ---------       ---------       ---------
ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
      Contributions:
         Participant                        $   6,292       $  22,903       $   9,466       $  10,504       $  25,364
         Employer                                 398             802             407             618           1,249
                                            ---------       ---------       ---------       ---------       ---------
                                                6,690          23,705           9,873          11,122          26,613
                                            ---------       ---------       ---------       ---------       ---------
      Investment income:
         Net appreciation
            (depreciation) in fair
            value of investments               11,594          33,243             906          22,101          82,391
      Interest and dividends                    2,316          13,199             359           4,946             787
                                            ---------       ---------       ---------       ---------       ---------
                                               13,910          46,442           1,265          27,047          83,178
      Less investment expenses                      0               0               0               0          (1,514)
                                            ---------       ---------       ---------       ---------       ---------
                                               13,910          46,442           1,265          27,047          81,664
                                            ---------       ---------       ---------       ---------       ---------
            Total additions                    20,600          70,147          11,138          38,169         108,277
                                            ---------       ---------       ---------       ---------       ---------
DEDUCTIONS FROM NET ASSETS
   ATTRIBUTED TO:
      Withdrawals                              (3,348)        (10,663)         (8,496)         (6,484)        (25,819)
      Administrative expenses                      (2)            (23)             (1)            (18)            (49)
      Interest expense on ESOP notes                0               0               0               0               0
                                            ---------       ---------       ---------       ---------       ---------
            Total deductions                   (3,350)        (10,686)         (8,497)         (6,502)        (25,868)
                                            ---------       ---------       ---------       ---------       ---------
      Net increase (decrease) prior to
         interfund transfers                   17,250          59,461           2,641          31,667          82,409
      Interfund transfers                      17,913           1,020         (13,608)         32,231         (46,725)
                                            ---------       ---------       ---------       ---------       ---------
NET INCREASE (DECREASE)                        35,163          60,481         (10,967)         63,898          35,684

NET ASSETS AVAILABLE FOR
   BENEFITS:
   Beginning of year, July 1, 1996             47,843         182,429         130,357          79,646         354,482
                                            ---------       ---------       ---------       ---------       ---------
   End of year, June 30, 1997               $  83,006       $ 242,910       $ 119,390       $ 143,544       $ 390,166
                                            =========       =========       =========       =========       =========




         The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

                             WITH FUND INFORMATION,

                        FOR THE YEAR ENDED JUNE 30, 1997

                                 (IN THOUSANDS)




                                            INSURANCE          FIDELITY           DELTA
                                            CONTRACTS/           U.S.           PREFERRED
                                             STABLE             EQUITY        STOCK FUND--
                                              VALUE             INDEX        NONPARTICIPANT      PARTICIPANT
                                               FUND              POOL           DIRECTED            LOANS             TOTAL
                                           -----------       -----------     --------------      -----------       -----------
ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
   Contributions:
      Participant                          $    29,410       $    19,917       $         0       $         0       $   176,366
      Employer                                   1,984             1,334            31,888                 0            40,531
                                           -----------       -----------       -----------       -----------       -----------
                                                31,394            21,251            31,888                 0           216,897
                                           -----------       -----------       -----------       -----------       -----------
   Investment income:
      Net appreciation (depreciation)
         in fair value of investments                0            67,538            (1,695)                0           293,676
      Interest and dividends                    41,939               578            36,508                 0           121,638
                                           -----------       -----------       -----------       -----------       -----------
                                                41,939            68,116            34,813                 0           415,314
   Less investment expenses                          0                 0                (8)                0            (2,397)
                                           -----------       -----------       -----------       -----------       -----------
                                                41,939            68,116            34,805                 0           412,917
                                           -----------       -----------       -----------       -----------       -----------
            Total additions                     73,333            89,367            66,693                 0           629,814
                                           -----------       -----------       -----------       -----------       -----------
DEDUCTIONS FROM NET ASSETS
   ATTRIBUTED TO:
   Withdrawals                                 (70,863)          (15,360)           (8,206)           36,650          (146,368)
   Administrative expenses                        (320)              (74)                0                 0              (666)
   Interest expense on ESOP notes                    0                 0           (31,265)                0           (31,265)
                                           -----------       -----------       -----------       -----------       -----------
            Total deductions                   (71,183)          (15,434)          (39,471)           36,650          (178,299)
                                           -----------       -----------       -----------       -----------       -----------
   Net increase (decrease) prior to
      interfund transfers                        2,150            73,933            27,222            36,650           451,515
   Interfund transfers                          17,304            39,613               (13)          (30,302)                0
                                           -----------       -----------       -----------       -----------       -----------
NET INCREASE (DECREASE)                         19,454           113,546            27,209             6,348           451,515

NET ASSETS AVAILABLE FOR
   BENEFITS:
   Beginning of year, July 1, 1996             588,960           194,457           212,069            50,861         2,350,608
                                           -----------       -----------       -----------       -----------       -----------
   End of year, June 30, 1997              $   608,414       $   308,003       $   239,278       $    57,209       $ 2,802,123
                                           ===========       ===========       ===========       ===========       ===========



         The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                             JUNE 30, 1998 AND 1997



1.       DESCRIPTION OF PLAN

         The following description of the Delta Family-Care Savings Plan (the "Plan") provides only general information regarding the Plan as in effect on June 30, 1998. This document is not part of the summary plan description of the Plan and is not a document pursuant to which the Plan is maintained within the meaning of Section 402 (a)(1) of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Participants should refer to the plan document for a complete description of the Plan's provisions. Delta Air Lines, Inc. ("Delta" or the "Company") reserves the right to unilaterally amend, modify, or terminate the Plan at any time, and such changes may be applied to all plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change.

         The Plan is a defined contribution plan established by the Company. Active full-time regular, associate, and pilot personnel who have completed 12 consecutive months of employment and are either paid on the United States domestic payroll or employed in the Commonwealth of Puerto Rico are eligible to participate in the Plan. Participation may begin on the first day of the first pay period following eligibility. The Plan is subject to the provisions of ERISA.

         The responsibility for operation and administration of the Plan (except for investment management and control of assets) is vested in the Administrative Committee of the Company. The Benefit Funds Investment Committee (the "BFIC") of Delta's Board of Directors is responsible for investment management and control of assets of the Plan. However, the Plan allows a participant to exercise control over the assets in his/her account (except the Preferred Stock Fund, which consists of both Delta Series B ESOP convertible preferred stock ("Preferred Stock") and Delta common stock ("Common Stock")) and is intended to qualify as a plan described in Section 404(c) of ERISA and Federal Reg. 2550.404(c)-1. The BFIC has appointed outside investment managers and a trustee to manage the assets of the Plan. The BFIC evaluates the performance of the investment managers and the trustee. The investment managers and the trustee are authorized to purchase and sell securities subject to certain investment restrictions determined by the BFIC.

         The trustee and recordkeeping functions of the Plan are performed by Fidelity Management Trust Company (the "Trustee") and Fidelity Institutional Retirement Services Company (the "Recordkeeper"), respectively. The Recordkeeper is responsible for maintaining appropriate records of investment transactions, participant account balances, and, under the direction of the Administrative Committee, distributions from participants' accounts.

         CONTRIBUTIONS

         For the plan year ended June 30, 1997, eligible nonpilot personnel who were not based in Puerto Rico and who had gross earnings (as defined in the Plan) of less than $55,000 in the previous calendar year were able to contribute up to 15% of their earnings to the Plan. Eligible nonpilot personnel who had gross earnings of $55,000 or more in the previous calendar year and Puerto Rico-based personnel were able to contribute up to 10% of their gross earnings to the Plan; provided, however, that if an employee had been eligible to contribute at the rate of 15% in a prior year because his/her earnings were less than $55,000, he/she remained eligible to make a maximum contribution of 15% of earnings.

         Effective July 1, 1997, the gross earnings threshold for nonpilot personnel used in determining eligibility to defer in excess of 10% was increased by the Administrative Committee to $80,000.

         Effective September 1, 1997, the Plan was amended to provide that the maximum contribution percentage for a nonpilot individual would depend on whether he/she met the definition of "highly compensated employee" within the meaning of the Internal Revenue Code (the "Code") based on his/her gross compensation during the previous plan year (as of June 30, 1998, the amount is $80,000). The plan provision which permitted a plan participant to remain at the higher maximum contribution percentage if his earnings went from below $55,000 to above $55,000 was eliminated. Additionally, effective September 1, 1997, the deferral percentage for eligible nonpilot personnel who are highly compensated employees was increased to 12%. The maximum deferral percentage for those who are not highly compensated employees remained at 15% and for Puerto Rico employees remained at 10%.

         Eligible nonhighly compensated pilot personnel are allowed to contribute up to 10% of their gross earnings to the Plan. Highly compensated pilots are also allowed to contribute up to 10% of their gross earnings to the Plan; provided that a pilot's total contributions to the Plan for a calendar year may not exceed the then current limit under Section 402(g) of the Code. The Administrative Committee is allowed to determine whether the contribution percentage for highly compensated pilots may be changed for each subsequent plan year to a percentage that is at least 7% but no more than 10% of eligible earnings.

         Also, effective September 1, 1997, deferrals or contributions of some or all of the payments from the Delta Air Lines, Inc. Performance Payment Program, Delta Air Lines, Inc. Target Profit Sharing Program, Delta Air Lines, Inc. Leadership Performance Compensation Program, and Delta Air Lines, Inc. Pilots Profit Sharing Program are permitted by the Plan upon the election of those participating in the Plan provided, however, that the Administrative Committee may, at its discretion, determine a maximum amount of contribution of such payments from year to year. These contributions are not eligible for employer matching contributions.

         Employee contributions may be made, at the option of the employee, as pre-tax contributions or after-tax contributions or as a combination of both pre-tax and after-tax contributions.

         Delta contributes $.50 to a participant's account for every $1 contributed by the participant, up to 2% of the participant's annual earnings. In accordance with federal law, an employee's annual gross earnings in excess of specified levels are not considered for purposes of determining how much the employee or Delta may contribute to the Plan. Moreover, there are other limits imposed by federal law which may limit the amount of pre-tax, after-tax, or employer contributions that may be made on behalf of a participant.

         Beginning October 1, 1989, the first $1,000 (increased by $50 per plan year) of Delta's matching contributions to a participant's account (the "Annual Cap") is invested in Delta Preferred Stock and Delta Common Stock (Note 6). The remainder, if any, of Delta's contributions to a participant's account during a plan year will be invested in the other plan funds (Note 2) in the same proportion as the participant directs for his/her own contributions; provided, however, that Delta's matching contributions in excess of the Annual Cap shall be made in Common Stock for noncollectively bargained, highly compensated employees, as determined under the Code, as amended.

         Effective June 30, 1998, the Plan was amended to provide for a supplemental matching contribution for pilots who (a) contribute the maximum amount possible to the Plan in the prior calendar year (currently $10,000) and (b) do not receive for the plan year a matching contribution equal to 2% of the lesser of the pilot's earnings or the compensation limit under Section 401(a)(17) of the Code (currently $160,000) (the "Compensation Limit"). The supplemental contribution will be made to the Plan for the plan year as soon as practicable but no later than September 30 following the end of the plan year. The amount of the contribution for each eligible pilot will be the difference between 2% of the lesser of his/her actual earnings or the Compensation Limit and the amount he/she actually received in matching contributions for the plan year.

         Effective September 1, 1997, rollover contributions may be contributed to the Plan by employees who are hired into a job classification that is eligible for the Plan, but who have not yet met the Plan's one-year participation requirement. The rollover contribution must be made to the Plan before the employee's one-year waiting period is over.

         See Note 10 for discussion of the plan amendments effective after June 30, 1998.

         VESTING

         Participants are immediately vested in all contributions to their accounts plus actual earnings thereon.

         PARTICIPANT ACCOUNTS

         Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions as well as the participant's share of the Plan's income and any related administrative expenses. Allocations of this income and expense are based on the proportion that each participant's account balance bears to the total of all participant account balances. Income from participant loans is not subject to this allocation.

         ACCOUNT DISTRIBUTIONS

         Upon retirement or eligibility for long term disability, a participant's non-ESOP account balance may be distributed in the form of monthly installments, which continue over the participant's life expectancy. The life expectancy is calculated based on the participant's age at retirement, date of long-term disability, or, if distribution is deferred, the date the request for distribution is processed. The monthly installment payments are based on (a) the amount remaining in the participant's account; (b) the investment gains and losses on the investment options in which the participant's account was invested; and (c) life expectancy actuarial factors. However, a participant may elect a different form of retirement benefit, such as a single-sum cash payment, cash payments in monthly variable installments for a definite period not to exceed life expectancy, or variable monthly installments to be paid over the life expectancy of the participant and the participant's spouse.

         Upon termination of employment for reasons other than retirement or disability, a participant's non-ESOP account balance may be distributed as a lump-sum cash payment or the participant may elect to defer distribution.

         A participant's ESOP account balance may be distributed as a lump-sum cash payment or in Common Stock, at the participant's election, when distribution of the non-ESOP portion of the account begins.

         A participant, while employed, may elect to withdraw all after-tax contributions, pre-1989 matching contributions, and the earnings thereon. Under certain specified hardship circumstances, a participant, while employed, may also elect to withdraw pre-tax contributions.

         Certain distributions from the Plan are subject to income taxes, and specified types of early withdrawals may also be subject to significant tax penalties.

         LOANS TO PARTICIPANTS

         Participants may borrow against a portion of their plan account balances. The loans are repaid, generally through regular payroll deductions, over a period not to exceed four years. The principal amounts of the loans are assets of the Plan and earn interest, which represents income to the borrowing participant, at a fixed rate equal to the average of the secured loan interest rate and the unsecured loan interest rate of the Delta Employees' Credit Union at initiation of the loan. This rate fluctuated between 9.70% and 10.75% during the 1997 and 1998 plan years.

         Effective September 1, 1997, (a) the waiting period between plan loans was reduced to 30 days from 90 days and (b) those participants who have a plan loan in effect at the time they commence qualified military service (within the meaning of the Uniformed Services Employment and Reemployment Rights Act) may suspend loan repayments for the duration of the qualified military service.

2.       INVESTMENT OPTIONS

         Effective January 2, 1998, the investment options available to participants were expanded to consist of eight core funds and 146 mutual funds. All available investment options are participant-directed except the Preferred Stock Fund, which consists of employer contributions (both Delta Preferred Stock and Delta Common Stock) only. Prior to January 2, 1998, the investment options available to participants were comprised of seven core options and ten mutual funds. The investment options are shown in the accompanying financial statements combined by similar investment objectives. Investments representing in excess of 5% of plan assets are shown separately. The investment objectives and the related funds for the plan years ended June 30, 1998 and 1997, are as follows (funds available during the plan year ended June 30, 1997, are indicated by an asterisk):

                  - Balanced Funds (10 Funds)--strive to blend long-term growth from stocks with income from dividends and interest through a generally stable mix of bonds, preferred stock and common stock:

                     -- Delta Air Lines, Inc. Balanced         -- Fidelity Puritan Fund
                        Fund                                   -- Founders Balanced Fund
                     -- Delta Air Lines, Inc. Conservative     -- INVESCO Total Return Fund
                        Balanced Fund*                         -- Janus Balanced Fund
                     -- Delta Air Lines, Inc. Growth           -- MAS Balanced Portfolio (Institutional Class)
                        Balanced Fund*                         -- USAA Cornerstone Strategy Fund
                     -- Fidelity Balanced Fund

                  - Growth and Income Funds (20 Funds)--strive to combine stock price gains with income generated primarily from dividends and interest:

                     -- Calvert Social Investment              -- Founders Blue Chip Fund
                        Fund--Managed Growth Portfolio         -- INVESCO Industrial Income Fund
                     -- Fidelity Asset Manager                 -- INVESCO Value Equity Fund
                     -- Fidelity Asset Manager: Income         -- MAS Value Portfolio
                     -- Fidelity Convertible Securities        -- Merrill Lynch Capital Fund, Inc.
                        Fund                                      (Class A)*
                     -- Fidelity Equity-Income Fund*           -- Neuberger & Berman Guardian
                     -- Fidelity Equity-Income II Fund            Trust
                     -- Fidelity Freedom Income Fund           -- Spartan U.S. Equity Index Fund
                     -- Fidelity Fund                          -- Strong Total Return Fund
                     -- Fidelity Real Estate Investment        -- USAA Income Stock Fund
                        Portfolio                              -- Warburg Pincus Growth &
                     -- Fidelity Utilities Fund                   Income Fund

                  - Growth Funds (52 Funds)--strive for a long-term increase in share price and capital appreciation by normally investing in companies whose long-term earnings are expected to grow significantly faster than the earnings of the stocks represented in major stock indices:

                     -- American Century Mutual Funds,         -- Founders Special Fund
                        Inc.--Twentieth Century Select         -- INVESCO Dynamics Fund
                        Fund*                                  -- INVESCO Growth Fund
                     -- American Century Mutual Funds,         -- INVESCO Small Company
                        Inc.--Twentieth Century Ultra             Growth Fund
                        Fund*                                  -- Janus Enterprise Fund
                     -- Calvert Capital Accumulation           -- Janus Fund
                        Fund (Class A)                         -- Janus Mercury Fund
                     -- Calvert New Vision Small Cap           -- Janus Twenty Fund
                        Fund                                   -- MAS Mid Cap Growth Portfolio
                     -- Delaware Trend Fund                    -- Morgan Stanley Institutional
                        (Institutional Class)*                    Fund, Inc.--Emerging Growth
                     -- Fidelity Asset Manager: Growth            Portfolio (Class B)
                     -- Fidelity Blue Chip Growth Fund         -- Neuberger & Berman Focus Trust
                     -- Fidelity Capital Appreciation          -- Neuberger & Berman Genesis
                        Fund                                      Trust
                     -- Fidelity Disciplined Equity Fund       -- Neuberger & Berman Manhattan
                     -- Fidelity Dividend Growth Fund             Trust
                     -- Fidelity Emerging Growth Fund          -- Neuberger & Berman Partners
                     -- Fidelity Export and Multinational         Trust
                        Fund                                   -- PBHG Emerging Growth Fund
                     -- Fidelity Fifty                         -- PBHG Growth Fund
                     -- Fidelity Growth Company Fund           -- PIMCO Capital Appreciation Fund
                     -- Fidelity Large Cap Stock Fund             (Administrative Class)
                     -- Fidelity Low-Priced Stock Fund         -- PIMCO Mid Cap Growth Fund
                     -- Fidelity Magellan Fund*                   (Administrative Class)
                     -- Fidelity Mid-Cap Stock Fund            -- Spartan Market Index Fund
                     -- Fidelity OTC Portfolio*                -- Strong Discovery Fund
                     -- Fidelity Retirement Growth Fund        -- Strong Growth Fund
                     -- Fidelity Small Cap Stock Fund          -- Strong Opportunity Fund
                     -- Fidelity Stock Selector                -- USAA Growth Fund
                     -- Fidelity TechnoQuant Growth            -- Warburg Pincus Capital
                        Fund                                      Appreciation Fund
                     -- Fidelity Trend Fund                    -- Warburg Pincus Emerging
                     -- Fidelity Value Fund                       Growth Fund
                     -- Founders Frontier Fund
                     -- Founders Growth Fund

                  - Income Funds (24 Funds)--strive to achieve a high level of income, with a generally lower level of risk, by investing in a combination of corporate and government bonds:

                     -- Delta Air Lines, Inc. Commingled       -- MAS Fixed Income Portfolio
                        Bond Fund*                             -- MAS High Yield Portfolio
                     -- Fidelity Capital and Income Fund       -- PIMCO High Yield Fund (Administrative
                     -- Fidelity Ginnie Mae Fund                  Class)
                     -- Fidelity Government Securities         -- PIMCO Low Duration Fund
                        Fund                                      (Administrative Class)
                     -- Fidelity Institutional                 -- PIMCO Total Return Fund
                        Short-Intermediate Government             (Administrative Class)
                        Fund                                   -- Strong Advantage Fund
                     -- Fidelity Intermediate Bond Fund        -- Strong Government Securities
                     -- Fidelity Investment Grade Bond            Fund
                        Fund                                   -- Strong Short-Term Bond Fund
                     -- Fidelity Short-Term Bond Fund          -- Templeton Global Bond Fund I
                     -- Fidelity U.S. Bond Index Fund          -- Warburg Pincus Global Fixed
                     -- INVESCO High Yield Fund                   Income Fund
                     -- INVESCO Select Income Fund             -- USAA GNMA Trust
                     -- Janus Flexible Income Fund             -- USAA Income Fund

                  - Targeted Retirement Funds (4 Funds)--designed for investors who want a simple approach to investing for retirement. The funds will gradually adopt a more conservative asset allocation over time as the target date approaches:

                     -- Fidelity Freedom 2000 Fund
                     -- Fidelity Freedom 2010 Fund
                     -- Fidelity Freedom 2020 Fund
                     -- Fidelity Freedom 2030 Fund

                  - International Balanced Fund (1 fund)--strives to blend long-term growth from stocks with income from dividends and interest through a generally stable mix of bonds, preferred stock, and common stock whose primary trading markets are outside the United States:

                     -- Fidelity Global Balanced Fund

                  - International Growth and Income Fund (1 Fund)--strives to combine stock price gains with income generated primarily from dividends and interest by investing in securities issued by businesses and governments whose primary trading markets are outside the United States:

                     -- Fidelity International Growth and Income Fund

                  - International Growth Funds (31 Funds)--strive for a long-term increase in share price and capital appreciation by normally investing in companies whose primary trading markets are outside the United States and whose long-term earnings are expected to grow significantly faster than the earnings of the stocks represented in major stock indices:

                     -- Calvert World Values Fund,             -- Fidelity Worldwide Fund
                        Inc.--International Equity Fund        -- Founders Worldwide Growth
                     -- Fidelity Canada Fund                      Fund
                     -- Fidelity Diversified International     -- Janus Worldwide Fund
                        Fund                                   -- Morgan Stanley Institutional
                     -- Fidelity Emerging Markets Fund            Fund, Inc.--Active Country Allocation
                     -- Fidelity Europe Capital                   Portfolio (Class B)
                        Appreciation Fund                      -- Morgan Stanley Institutional
                     -- Fidelity Europe Fund                      Fund, Inc.--Emerging Markets
                     -- Fidelity France Fund                      Portfolio (Class B)
                     -- Fidelity Germany Fund                  -- Morgan Stanley Institutional
                     -- Fidelity Hong Kong & China                Fund, Inc.--Global Equity
                        Fund                                      Portfolio (Class B)
                     -- Fidelity International Value Fund      -- Templeton Developing Markets
                     -- Fidelity Japan Fund                       Trust I
                     -- Fidelity Japan Small Companies         -- Templeton Foreign Fund I
                        Fund                                   -- Templeton Growth Fund, Inc. I
                     -- Fidelity Latin America Fund            -- Templeton Institutional Funds,
                     -- Fidelity Nordic Fund                      Inc.--Foreign Equity Series*
                     -- Fidelity Overseas Fund                 -- Templeton World Fund I
                     -- Fidelity Pacific Basin Fund            -- USAA International Fund
                     -- Fidelity Southeast Asia Fund           -- Warburg Pincus International
                     -- Fidelity United Kingdom Fund              Equity Fund

                  - International Income Funds (3 Funds)--strive to achieve a high level of income by investing in a combination of bonds of corporations and governments whose primary trading markets are outside the United States:

                     -- Fidelity International Bond Fund
                     -- Fidelity New Markets Income Fund
                     -- PIMCO Global Bond Fund (Administrative Class)

                  - Money Markets (2 Funds)--strive to achieve stable monthly income while preserving investment principal:

                     -- Fidelity Retirement Government Money Market Portfolio -- Fidelity Retirement Money Market Portfolio

                  - Fidelity Contrafund*--invested primarily in undervalued common stocks and securities convertible into common stocks and other securities for capital appreciation.

                  - Delta Common Stock Fund*--invested primarily in Delta Air Lines, Inc. Common Stock.

                  - Fidelity Growth & Income Portfolio*--invested primarily in U.S. equity securities of companies that offer potential for earnings growth while paying current dividends.

                  - Commingled Stock Fund*--invested in investment strategy portfolios which primarily hold U.S. and foreign stocks.

                  - Insurance Contracts/Stable Value Fund*--invested primarily in a portfolio of investment contracts issued by major insurance companies.

                  - Fidelity U.S. Equity Index Commingled Pool*--invested in a pooled investment vehicle which is invested primarily in a portfolio of the common stock of corporations included in the Standard & Poor's 500 Index.

                  - Delta Preferred Stock Fund*--invested primarily in Delta Air Lines, Inc. Preferred and Common Stock (Note 6).

         During the plan year ended June 30, 1997, all plan participants could allocate their contributions and existing fund balances in 1% multiples among the investment options available to them. Effective January 2, 1998, accounts are limited to 30 investment options at any time, and future payroll deductions are required to be allocated in 5% increments (to no more than 20 investment options at a time). Participants are not permitted to allocate more than 50% of their contributions to the Delta Common Stock Fund.


3.       SUMMARY OF ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared under the accrual method of accounting.

         The preparation of the financial statements in conformity with generally accepted accounting principles requires plan management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

         Certain amounts have been reclassified to conform with the current year presentation.

         INVESTMENTS

         Investments (Note 2), except for investment contracts and Preferred Stock, are stated at market value determined from publicly stated price information at the end of each day. The Preferred Stock is stated at market value, which is determined based on the greater of (a) the market price of the Delta Common Stock into which each preferred share is convertible or (b) $72 per share. The Plan's investment contracts are fully benefit responsive and therefore are presented at cost plus accrued income (contract value). The fair value of the investment contracts included in the Insurance Contracts/Stable Value Fund at June 30, 1998 and 1997 was $623,706,000 and $612,494,000, respectively. The average yields for the Insurance Contracts/Stable Value Fund for the years ending June 30, 1998 and 1997 were 6.74% and 6.88%, respectively. The weighted average crediting rates for the investment contracts for June 30, 1998 and 1997 were 6.49% and 6.02%, respectively.

         Certain guaranteed insurance contracts ("GICs") included in the Insurance Contracts/Stable Value Fund are synthetic; that is, the Plan owns certain fixed income securities, and the contract issuer provides a "wrapper" that guarantees a fixed rate of return and provides benefit responsiveness. At June 30, 1998, the fair value of the underlying assets of the synthetic GICs and the value of the related wrapper contracts were $301,908,000 and $(6,118,000), respectively.

         The fair market values of individual investments that represent 5% or more of the Plan's total net assets at June 30, 1998 and 1997 and the applicable number of shares are separately identified as follows (dollars in thousands):

                                                                                       MARKET OR
                                                                      NUMBER OF        CONTRACT
                                                                       SHARES            VALUE
                                                                    ------------      -----------
         1998:
           Fidelity Magellan Fund                                     2,266,261        $248,212
           Fidelity Contrafund                                        5,437,350         296,934
           Fidelity Growth & Income Portfolio                         6,741,194         296,680
           Fidelity U.S. Equity Index Commingled Pool                11,162,904         355,650
           Delta Common Stock                                         6,643,290         429,323
           Delta Preferred Stock                                      6,603,865         732,237
         1997:
           Fidelity Broad Market Duration Portfolio                  11,690,568        $169,746
           Fidelity Magellan Fund                                     2,033,162         185,120
           Fidelity Contrafund                                        5,258,992         242,493
           Fidelity Growth & Income Portfolio                         6,300,632         227,138
           Fidelity Select Equity Portfolio                           6,328,537         162,263
           Fidelity U.S. Equity Index Commingled Pool                12,558,430         307,305
           Delta Common Stock                                         6,610,748         271,040
           Delta Preferred Stock                                      6,668,316         480,119

         The net appreciation (depreciation) in fair value of investments includes both net unrealized appreciation (depreciation) of plan assets and net realized gain (loss) on sales of plan assets. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         RECEIVABLES AND LIABILITIES

         The receivables shown in the aggregate in the accompanying statements of net assets available for benefits as of June 30, 1998 and 1997 include the following (in thousands):

                                                              1998             1997
                                                            --------         --------
              Employer contributions                        $ 11,920         $ 10,940
              Participant contributions                            0            2,194
              Interest and dividends                              73               78
                                                            --------         --------
                            Total                           $ 11,993         $ 13,212
                                                            ========         ========

         The liabilities shown in the aggregate in the accompanying statements of net assets available for benefits as of June 30, 1998 and 1997 include the following (in thousands):

                                                              1998             1997
                                                            --------         --------
              ESOP notes:
                  Principal                                 $378,408         $394,553
                  Interest                                    30,092           31,265
              Due to broker for purchases of securities        5,265            4,687
              Management fees payable                              0              609
              Other payables                                      34                0
                                                            --------         --------
                            Total                           $413,799         $431,114
                                                            ========         ========

         ADMINISTRATIVE EXPENSES

         Certain administrative functions for the Plan are performed by officers or employees of Delta. No such officer or employee receives compensation from the Plan. All other administrative expenses of the Plan, including trustee fees, are paid by the Plan unless paid by Delta.


4.       FEDERAL INCOME TAXES

         The Plan has received a letter of determination dated June 4, 1996 from the Internal Revenue Service ("IRS") which states that the Plan, as amended through June 29, 1995, is in compliance with Section 401(a) and applicable subsections of Section 409 of the Code, is an employee stock ownership plan with a cash or deferred arrangement under Section 401(k) of the Code, and satisfies the requirements of Section 4975(e)(7) of the Code. In the opinion of Delta's management, the Plan as of June 30, 1998 continues to be in compliance with Section 401(a) and applicable subsections of Sections 409, 401(k), and 4975(e)(7) and continues to be entitled to an exemption from federal income taxation under Section 501(a); thus, no provision for federal income taxes has been made in the accompanying financial statements.

5.       PLAN TERMINATION

         The Plan provides that Delta, at its discretion, may amend or discontinue the Plan at any time. Plan assets that are held in the Insurance Contracts/Stable Value Fund are subject to certain restrictions which, in the event of plan termination, may affect the timing and value of participant account distributions. Such distributions from the Insurance Contracts/Stable Value Fund may (a) be made in installments over a period of one or more years; or (b) if distributed in a single sum, incur a reduction in value. The amount of such a reduction would depend on the market value adjustments made by each insurance company to the value of assets distributed from their respective contracts.


6.       EMPLOYEE STOCK OWNERSHIP PLAN

         In connection with the establishment of the Employee Stock Ownership Plan ("ESOP") in 1989, Delta sold 6,944,450 shares of Preferred Stock to the ESOP trustee for $72 per share, or approximately $500 million. The ESOP trustee initially financed this purchase by borrowing $493 million from Delta and approximately $7 million from a bank.

         In 1990, the Plan issued $481.4 million principal amount of its Guaranteed Serial ESOP notes ("ESOP Notes") to third-party lenders and repaid the outstanding principal balances of the original loans. The ESOP Notes and certain related tax indemnities are guaranteed by Delta (Note 7).

         The shares of Preferred Stock will be held in the name of the Trustee until redemption or conversion and may not be sold by the Trustee or distributed outside the Plan except for resale to Delta. The Preferred Stock is redeemable at Delta's option, at specified redemption prices payable, and at Delta's election, in cash or Common Stock. Delta is required to redeem shares of Preferred Stock at any time to enable the Trustee to provide for distributions to participants.

         Each share of Preferred Stock has a stated value of $72; bears an annual cumulative cash dividend of 6%, or $4.32; is convertible into
         1.7155 shares of Common Stock, subject to adjustment in certain circumstances; has a liquidation preference of $72 plus any accrued and unpaid dividends; generally votes together as a single class with the Common Stock on matters upon which the Common Stock is entitled to vote; and has two votes per share, subject to adjustment in certain circumstances. In the event that full cumulative dividends on the Preferred Stock have not been paid when due, Delta may not pay cash dividends on its Common Stock.

         The Plan provides that shares of Preferred Stock and Common Stock allocated to a participant's account in the Delta Preferred Stock Fund ("Allocated Shares") and the Common Stock attributable to a participant's account in the Delta Common Stock Fund will be voted by the Trustee in accordance with the participant's confidential voting instructions, or if no voting instructions are received by the Trustee, such shares will be voted by the Trustee at its discretion. The Plan further provides that shares of Preferred Stock not yet allocated to any participant's account will be voted by the Trustee in proportion to the votes cast with respect to Allocated Shares for which voting instructions are received.

         Unallocated shares of Preferred Stock are held in a separate "Unallocated Account" of the Plan, pending release and allocation to participants' accounts. The number of shares of Preferred Stock released from the Unallocated Account for a plan year will generally be the number of shares of Preferred Stock held in the Unallocated Account times the ratio that the amount of principal and interest paid on the ESOP Notes with respect to such plan year bears to the total amount of principal and interest remaining to be paid (including payments with respect to such plan year). Shares are released from the Unallocated Account to a "Holding Account" upon debt service payments and are then allocated to participants' accounts as Delta matching contributions and/or dividend income are received.

         Shares of Preferred Stock released from the Unallocated Account (and not allocated as described in the last sentence of the preceding paragraph) will be allocated as of the end of each quarter to the accounts of participants making contributions to the Plan. The number of shares of Preferred Stock so allocated will be based on a value equal to the higher of $72 per share or the market value of the shares of Preferred Stock, as defined in the Plan. If during the plan year, the value of the Preferred Stock released from the Unallocated Account as a result of the repayment of the ESOP Notes is less than Delta's matching contribution to the Plan for that year, this difference will be made up by Delta (a) prepaying the ESOP Notes to release additional shares of Preferred Stock; (b) contributing cash to the Plan so the Trustee can purchase Common Stock; or (c) contributing shares of Common Stock to the Plan; in each case, for allocation to participants' accounts. However, if at the end of the plan year the value of the Preferred Stock released from the Unallocated Account as a result of the scheduled repayment of the ESOP Notes during that plan year is greater than Delta's matching contribution to the Plan for that plan year, the excess will be divided evenly among all participants making contributions to the Plan.

         The ESOP Notes will be repaid primarily from the Company's contributions (Note 1) and dividends on the Preferred Stock. If dividends on Allocated Shares are used to repay the ESOP Notes, additional shares of Preferred Stock and Common Stock equal in value to such dividends will be allocated to the accounts of participants who otherwise would have received such dividends.

         As of June 30, 1998, 2,435,030 shares of Preferred Stock with a market value, as defined, of approximately $269,996,160 had been allocated to participants' accounts, and 4,168,835 shares of Preferred Stock with a market value, as defined, of approximately $462,240,425 were held in the Unallocated Account. During the plan year ended June 30, 1998, 64,351 shares of Preferred Stock were redeemed in connection with the payment of participant benefits.


7.       LONG-TERM DEBT

         During plan year 1995, the Plan voluntarily prepaid in whole, with funds provided by Delta, the Plan's 1990 Series A and Series B Guaranteed Serial ESOP Notes ("Old Notes"), which were guaranteed by Delta. Simultaneously with the prepayment, the Plan issued to Delta 1994 Series A and Series B Guaranteed Serial ESOP Notes ("New Notes") in a principal amount equal to the Old Notes that were prepaid. The New Notes have the same interest rate and final maturity date as the corresponding series of Old Notes. Other terms of the New Notes are substantially the same as the corresponding series of Old Notes, except that the New Notes do not have the benefit of a credit enhancement. The principal amount outstanding and the other terms of the Plan's Series C ESOP Notes were not affected by the prepayment of the Old Notes.

         At June 30, 1998, the Plan's long-term debt, including current maturities of $18,283,000, consisted of $378,408,000 aggregate principal amount of Series C ESOP Notes and New Notes with final maturity dates ranging from July 1, 1999 to January 1, 2009 and interest rates ranging from 7.26% to 8.10%. The interest rates on the Series C ESOP Notes and the New Notes are subject to adjustment in the event of certain changes in the federal income tax laws. Subject to certain restrictions, the Series C ESOP Notes and the New Notes may be prepaid at the option of the Plan at any time in whole or in part. As discussed in Note 7 of the Notes to Consolidated Financial Statements in Delta's 1998 Annual Report to Shareowners, Delta may be required to purchase the Series C ESOP Notes at the option of the holders in certain circumstances.

         At June 30, 1998, the annual maturities of the Series C ESOP Notes and the New Notes for the next five years and thereafter were as follows (in thousands):

                       Years ending June 30:
                           1999                                  $ 18,283
                           2000                                    20,635
                           2001                                    23,223
                           2002                                    26,072
                           2003                                    29,207
                           After 2003                             260,988
                                                                 --------
                                     Total                       $378,408
                                                                 ========

8.       PARTICIPANT UNITS

         At June 30, 1998 and 1997, the number of participant units and unit value by fund (based on net asset value), excluding mutual funds, were as follows:

                                                                                     UNIT
                                                                      UNITS          VALUE
                                                                   -----------      -------
              1998:
                  Insurance Contracts/Stable Value Fund            620,128,653      $  1.00
                  Commingled Bond Fund                               8,196,793        13.48
                  Conservative Balanced Fund                         2,871,459        17.51
                  Balanced Fund                                         66,347        11.05
                  Growth Balanced Fund                               5,511,852        20.94
                  Commingled Stock Fund                             18,108,217        23.17
                  Delta Common Stock Fund                            6,370,115        26.84
                  Delta Preferred Stock Fund (allocated)             2,435,030       110.88

                                                                                     UNIT
                                                                      UNITS          VALUE
                                                                   -----------      -------
              1997:
                  Insurance Contracts/Stable Value Fund            608,414,258      $  1.00
                  Commingled Bond Fund                               8,797,784        12.21
                  Conservative Balance Fund                          2,872,935        15.17
                  Growth Balance Fund                                5,634,984        16.90
                  Commingled Stock Fund                             20,486,153        19.05
                  Delta Common Stock Fund                            6,963,220        17.15
                  Delta Preferred Stock Fund (allocated)             2,167,204        72.00


9.       RELATED-PARTY TRANSACTIONS

         Certain of the Plan's investments are shares of mutual funds or interests in cash reserve accounts managed by the Trustee or affiliates of the Trustee. Transactions related to such investments qualify as permissible party-in-interest transactions under ERISA. Fees paid to the Trustee and the Recordkeeper by the Plan for investment management and recordkeeping totaled $1,075,000 and $3,063,000 for the years ended June 30, 1998 and 1997, respectively.


10.      SUBSEQUENT EVENTS

         Effective July 1, 1998, the Plan was amended to provide that the maximum deferral percentage under the Plan for U.S.-based nonpilot participants who are not highly compensated employees within the meaning of the Internal Revenue Code will be 23% of earnings (as defined in the Plan). The Plan also provided that the maximum deferral percentage for those participants who are highly compensated employees shall remain at 12% or such other amount determined by the Administrative Committee.

         On October 22, 1998, Delta's shareowners approved an amendment to the Company's Certificate of Incorporation to effect a two-for-one stock split of the issued Common Stock. This amendment became effective on November 2, 1998. As a result of the stock split, each outstanding share of the Company's Series B ESOP Convertible Preferred Stock was adjusted changing (1) the conversion price from $83.94 to $41.97; (2) the conversion rate from 0.8578 to 1.7155; and (3) the voting rights from one vote per share to two votes per share. All amounts have been restated to reflect the stock split.

         Effective January 1, 1999, the Delta Technology Savings Plan, a defined contribution plan of a wholly-owned subsidiary of the Company, will be merged into the Plan. The Company has not finalized any changes in either plan that may occur as part of this plan merger.

11.      RECONCILIATION TO THE FORM 5500

         As of June 30, 1998 and 1997, the Plan had approximately $0 and $300,000, respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, in accordance with generally accepted accounting principles these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits.

         The following table reconciles net assets available for benefits for the years ended June 30, 1998 and 1997 per the financial statements to the Form 5500 to be filed by the Company (in thousands):

                                                                                 NET ASSETS AVAILABLE
                                                        DISTRIBUTIONS                FOR BENEFITS
                                           BENEFITS           TO             ----------------------------
                                           PAYABLE       PARTICIPANTS            1998             1997
                                           --------     -------------        ----------        ----------
         Per financial statements           $   0          $134,778          $3,815,970        $2,802,123
         Accrued benefits payable               0                 0                   0              (300)
                                            -----          --------          ----------        ----------
         Per Form 5500                      $   0          $134,778          $3,815,970        $2,801,823
                                            =====          ========          ==========        ==========


                                                                      SCHEDULE I
                                                                     Page 1 of 8


                         DELTA FAMILY-CARE SAVINGS PLAN


            ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                  JUNE 30, 1998


                                                                          PRINCIPAL
                                                                            AMOUNT             COST OR
                                                                          OR NUMBER            CONTRACT            MARKET
                           NAME OF ISSUER                                 OF SHARES              VALUE              VALUE
--------------------------------------------------------------------  ------------------  ------------------  -----------------
     COMMINGLED STOCK FUND:
*       Fidelity Management Trust Company Cash Account                                      $    423,338        $    423,338
        Delta International Equity Pool:
*          Fidelity Management & Research Company, Fidelity
              Overseas Fund                                                  983,919          25,745,708          37,093,742
*          FMTC Select International Portfolio                             1,755,598          65,841,658         113,429,177
        Delta U.S. Equity Pool:
*          Fidelity Management & Research Company, Fidelity
              Magellan Fund                                                  638,100          38,743,260          69,716,339
*          Fidelity Management & Research Company, Fidelity
              Growth and Income Fund                                       1,554,366          29,358,917          68,407,668
*          Fidelity Management & Research Company, FMTC Select
              Equity Portfolio                                             3,874,618          58,409,603         130,497,120
                                                                                            ------------        ------------
                 Total                                                                       218,522,484         419,567,384
                                                                                            ------------        ------------
     COMMINGLED BOND FUND:
*       Fidelity Management Trust Company Cash Account                                           208,955             208,955
*       Fidelity Broad Market Duration Portfolio                           6,845,675          84,200,726         110,283,818
                                                                                            ------------        ------------
                 Total                                                                        84,409,681         110,492,773
                                                                                            ------------        ------------
     DELTA COMMON STOCK FUND:
*       Delta Air Lines, Inc. Common Stock                                 2,616,678          97,885,037         169,102,816
*       Fidelity Institutional Cash Portfolio:  Money Market               1,611,592           1,611,592           1,611,592
*       Fidelity Management Trust Company Cash Account                                           259,472             259,472
                                                                                            ------------        ------------
                 Total                                                                        99,756,101         170,973,880
                                                                                            ------------        ------------
     INSURANCE CONTRACT/STABLE VALUE FUND:
*       Fidelity Management Trust Company, Short Term Investment
           Fund                                                                               57,007,250          57,007,250
        Guaranteed Investment Contracts:
           American International:
              GIC-935, 7.03%, due July 2, 2001                            11,468,221          11,468,221          11,526,469
           Allstate Life Insurance Company:
              GA-5753, 7.50%, due August 2, 1999                           9,533,855           9,533,855           9,365,199
              GA-5953, 6.79%, due March 14, 2001                           8,159,964           8,159,964           8,322,828
           CDC Capital Inc.:
              BR-261-01, 6.78%, due July 2, 2001                          10,000,000          10,000,000          10,208,057
           CIGNA:
              GA-25230, 6.82%, due January 25, 2001                       13,165,939          13,165,939          12,984,038
           CNA Assurance Company:
              12971, 6.93%, due February 1, 1999                           9,571,454           9,571,454           9,406,788
           First Allmerica:
              91288C, 7.10%, due March 31, 1999                           16,818,858          16,818,858          16,354,579
           Jackson National Life:
              G-1151-1, 5.89%, due November 25, 2000                      10,055,030          10,055,030          10,118,827
           John Hancock:
              GAC 5737, 6.89%v, due June 1, 2000                           9,042,926           9,042,926           9,170,738
              GAC 5833, 6.96%v, due June 1, 2000                           5,179,991           5,179,991           5,260,157
              GA 7940, 6.21%, due March 31, 2000                          11,933,719          11,933,719          11,425,417

                                                                      SCHEDULE I
                                                                     Page 2 of 8


                                                                          PRINCIPAL
                                                                            AMOUNT             COST OR
                                                                          OR NUMBER            CONTRACT            MARKET
                           NAME OF ISSUER                                 OF SHARES              VALUE              VALUE
--------------------------------------------------------------------  ------------------  ------------------  -----------------
           Lincoln National:
              GA09725, 7.38%, due June 30, 1999                            7,501,464        $  7,501,464        $  7,372,516
           New York Life:
              GA-30248, 7.17%, due September 30, 1999                     18,742,171          18,742,171          18,497,637
              GA-06494-002, 6.67%, due March 15, 2001                      3,018,046           3,018,046           3,078,600
           Ohio National Life Insurance Company:
              GA5774, 6.67%, due December 31, 1999                        11,526,383          11,526,383          11,105,671
           Pacific Mutual Life Insurance Co.:
              G-26062.01, 5.16%, due June 30, 1999                        12,537,471          12,537,471          12,066,450
           Peoples Securities:
              BDA00668FR-00, 6.51%, due February 26,1999                   8,455,525           8,455,525           8,497,052
           Principal Financial Group:
              41238801, 6.05%, due September 30, 1998                     12,850,509          12,850,509          12,778,527
           Protective Life:
              GA-1386, 7.26%, due March 16, 2001                          13,758,098          13,758,098          13,878,739
           Prudential:
              GA-10009-211, 6.10%, due June 19, 2001                      10,017,861          10,017,861          10,055,101
              GA-10009-212, 6.15%, due June 16, 2003                       5,006,545           5,006,545           5,030,367
           SafeCo Life Insurance:
              LP1052744, 6.02%, due March 31, 1999                         7,774,050           7,774,050           7,634,190
           Security Life of Denver:
              FA0501, 6.68%, due October 31, 2000                         12,527,880          12,527,880          12,133,317
           SunLife of Canada:
              S-0921-G, 7.37%, due December 30, 1999                      12,567,488          12,567,488          12,398,957
        Synthetic Insurance Contracts:
           Chase Manhattan Bank:
              Ford Credit Auto Ow, 5.93%, due January 15, 2001            10,022,423          10,022,423          10,026,000
           Jackson National Life ABS:
              S-1107-1, 5.89%, due July 15, 1998                          49,527,900          49,527,900          51,276,348
           Massachusetts Mutual:
              PGIC 10391, 7.37%v, due July 5, 2002                        21,518,816          21,518,816          22,024,989
           MBL Life Assurance:
              6-4982-1, 6.35%v, due December 31, 1999                      9,622,966           9,622,966           9,623,122
              6-4982-2, 6.35%v, due December 31, 1999                      2,223,926           2,223,926           2,220,962
              6-4982-3, 6.35%v, due December 31, 1999                      3,234,826           3,234,826           3,234,930
              6-4982-4, 6.35%v, due December 31, 1999                        203,829             203,829             204,260
              4982-1, 5.10%v, due December 31, 1999                        4,098,575           4,098,575           4,098,493
              4982-2, 5.10%v, due December 31, 1999                          947,300             947,300             947,281
              4982-3, 5.10%v, due December 31, 1999                        1,377,782           1,377,782           1,377,754
              4982-4, 5.10%v, due December 31, 1999                           86,899              86,899              88,898
           Peoples Securities:
              Americredit Auto Trust, 6.04%, due February 12,
                 2001                                                      5,057,160           5,057,160           5,066,958
              Sears Credit Account, 5.82%, due August 15, 2000             6,098,093           6,098,093           6,095,527
              BDA00283TR, 5.95%, open                                     61,218,338          61,218,338          62,669,779
           Provident Life & Accident:
              630-05856, 7.11%, due July 15, 1998                          5,430,702           5,430,702           5,592,839
           State Street Bank:
              CSXT Trade Receivable, 6.10%, due June 25, 2003              8,011,481           8,011,481           8,037,417
              96042, 6.46%, due July 15, 1998                             34,524,490          34,524,490          35,408,573
           TransAmerica Occidental:
              76597, 6.44%, due June 15, 1999                              6,814,395           6,814,395           6,843,693
           Union Bank of Switzerland:
              2216, 6.26%v, due October 20, 1999                           5,309,583           5,309,583           5,309,000
              2242, 7.03%v, due September 17, 2001                         6,661,637           6,661,637           6,856,546
              2149, 6.95%v, due July 15, 2002                             10,166,420          10,166,420          10,414,725
              2150, 6.76%v, due January 15, 2001                          10,379,419          10,379,419          10,522,877
           Westdeutsche Landesbank:
              WLB6064, 5.95%, due January 15, 2003                         7,187,213           7,187,213           7,199,700

                                                                      SCHEDULE I
                                                                     Page 3 of 8


                                                                          PRINCIPAL
                                                                            AMOUNT             COST OR
                                                                          OR NUMBER            CONTRACT            MARKET
                           NAME OF ISSUER                                 OF SHARES              VALUE              VALUE
--------------------------------------------------------------------  ------------------  ------------------  -----------------
           AEtna Life Insurance Company:
              014464/14617, 6.95%v, due November 16, 1998                 18,884,907        $ 18,884,907      $   19,231,796
           Prudential:
              917480-001, 6.09%v, due December 31, 1998                    2,042,911           2,042,911           2,046,263
           TransAmerica Occidental:
              76630, 6.55%v, due November 15, 2000                        11,255,964          11,255,964          11,607,561
        Merrill Lynch commercial paper                                                        10,000,000          10,001,747
                                                                                            ------------      --------------
                 Total                                                                       620,128,653         623,705,509
                                                                                            ------------      ---------------
     BALANCED FUND:
 *      Fidelity Management Trust Company Cash Account                                             2,427               2,427
        Delta U.S. Equity Pool:
 *         Fidelity Management & Research Company, Fidelity
              Magellan Fund                                                      870              99,985              95,409
 *         Fidelity Management & Research Company, Fidelity
              Growth and Income Fund                                           2,127              75,767              93,618
 *         Fidelity Management & Research Company, FMTC Select
              Equity Portfolio                                                 5,303             150,738             178,589
 *         FMTC Broad Market Duration                                         22,538             354,689             363,089
                                                                                            ------------      --------------
                 Total                                                                           683,606             733,132
                                                                                            ------------      --------------
     CONSERVATIVE BALANCED FUND:
 *      Fidelity Management Trust Company Cash Account                                           303,607             303,607
        Delta U.S. Equity Pool:
 *         Fidelity Management & Research Company, Fidelity
              Magellan Fund                                                   29,469           2,300,229           3,230,704
 *         Fidelity Management & Research Company, Fidelity
              Growth and Income Fund                                          72,030           1,743,071           3,170,059
 *         Fidelity Management & Research Company, FMTC Select
              Equity Portfolio                                               179,552           3,467,841           6,047,328
 *         FMTC Broad Market Duration                                      2,329,457          30,943,404          37,527,553
                                                                                            ------------      --------------
                 Total                                                                        38,758,152          50,279,251
                                                                                            ------------      --------------
     GROWTH BALANCED FUND:
 *      Fidelity Management Trust Company Cash Account                                            21,062              21,062
        Delta U.S. Equity Pool:
 *         Fidelity Management & Research Company, Fidelity
              Magellan Fund                                                  210,487          15,024,028          23,075,681
 *         Fidelity Management & Research Company, Fidelity
              Growth and Income Fund                                         514,486          11,384,927          22,642,519
 *         Fidelity Management & Research Company, FMTC Select
              Equity Portfolio                                             1,282,475          22,650,327          43,193,747
 *         FMTC Broad Market Duration                                      1,644,020          20,392,149          26,485,169
                                                                                            ------------      --------------
                 Total                                                                        69,472,493         115,418,178
                                                                                            ------------      --------------
     DELTA PREFERRED STOCK FUND:
 *      Delta Air Lines, Inc. Common Stock                                 4,026,612         135,373,879         260,219,801
 *      Delta Air Lines, Inc. Convertible Pref. Series B                   6,603,865         481,961,245         732,236,585
 *      Fidelity Instrument Cash Portfolio--Money Market                  28,943,179          28,943,179          28,943,179
                                                                                            ------------      --------------
                 Total                                                                       646,278,303       1,021,399,565
                                                                                            ------------      --------------
     MUTUAL FUNDS:
 *      Fidelity Management & Research Company, Fidelity Asset
           Manager                                                            45,286             858,299             884,888
 *      Fidelity Management & Research Company, Fidelity Asset
           Manager:  Growth                                                   75,418           1,430,088           1,544,559
 *      Fidelity Management & Research Company, Fidelity Asset
           Manager:  Income                                                   10,681             132,099             134,788
 *      Fidelity Management & Research Company, Fidelity
           Balanced Fund                                                      23,787             381,065             398,665
 *      Fidelity Management & Research Company, Fidelity Blue
           Chip Fund                                                          82,937           3,565,066           3,888,083

                                                                      SCHEDULE I
                                                                     Page 4 of 8


                                                                          PRINCIPAL
                                                                            AMOUNT             COST OR
                                                                          OR NUMBER            CONTRACT            MARKET
                           NAME OF ISSUER                                 OF SHARES              VALUE              VALUE
--------------------------------------------------------------------  ------------------  ------------------  -----------------
 *      Fidelity Management & Research Company, Fidelity Canada
           Fund                                                                1,311        $     23,667        $     22,524
 *      Fidelity Management & Research Company, Fidelity
           Capital & Income Fund                                             119,541           1,242,504           1,238,445
 *      Fidelity Management & Research Company, Fidelity
           Capital Appreciation Fund                                          53,361           1,083,640           1,150,462
 *      Fidelity Management & Research Company, Fidelity
           Contrafund                                                      5,437,350         217,655,752         296,933,667
 *      Fidelity Management & Research Company, Fidelity
           Convertible Securities Fund                                        11,140             220,040             223,025
 *      Fidelity Management & Research Company, Fidelity
           Disciplined Equity Fund                                            49,038           1,351,803           1,468,692
 *      Fidelity Management & Research Company, Fidelity
           Diversified International Fund                                     31,016             538,435             580,619
 *      Fidelity Management & Research Company, Fidelity
           Dividend Growth Fund                                              862,422          23,557,934          24,303,058
 *      Fidelity Management & Research Company, Fidelity
           Emerging Growth Fund                                               10,064             256,981             295,471
 *      Fidelity Management & Research Company, Fidelity
           Emerging Markets Fund                                              11,918             112,264              96,059
 *      Fidelity Management & Research Company, Fidelity Equity-
           Income II Fund                                                     35,761           1,036,321           1,096,430
 *      Fidelity Management & Research Company, Fidelity
           Equity-Income Fund                                              1,495,363          66,515,567          85,534,762
 *      Fidelity Management & Research Company, Fidelity Europe
           Capital Appreciation Fund                                         267,857           4,855,054           5,051,780
 *      Fidelity Management & Research Company, Fidelity Europe
           Fund                                                              114,828           4,033,169           4,272,739
 *      Fidelity Management & Research Company, Fidelity
           Export & Multinational Fund                                        27,088             489,023             532,823
 *      Fidelity Management & Research Company, Fidelity Fifty
           Fund                                                               12,346             209,324             212,968
 *      Fidelity Management & Research Company, Fidelity France
           Fund                                                               14,703             225,686             252,156
 *      Fidelity Management & Research Company, Fidelity Fund                278,662           9,525,219           9,814,492
 *      Fidelity Management & Research Company, Fidelity
           Germany Fund                                                       18,846             303,722             329,799
 *      Fidelity Management & Research Company, Fidelity Global
           Balanced Fund                                                         705              11,516              11,580
 *      Fidelity Management & Research Company, Fidelity Ginnie Mae
           Fund                                                               25,388             277,011             275,972
 *      Fidelity Management & Research Company, Fidelity
           Government Securities Fund                                          6,581              65,758              65,941
 *      Fidelity Management & Research Company, Fidelity
           Growth & Income Portfolio                                       4,598,185         149,204,019         202,366,117
 *      Fidelity Management & Research Company, Fidelity Growth
           Company Fund                                                       12,606             582,806             619,481
 *      Fidelity Management & Research Company, Fidelity Hong
           Kong & China Fund                                                  21,717             225,930             200,012
 *      Fidelity Management & Research Company, Fidelity
           Institutional Short-Intermediate Government Portfolio               9,780              92,568              91,930
 *      Fidelity Management & Research Company, Fidelity
           Intermediate Bond Fund                                             34,921             356,571             356,191
 *      Fidelity Management & Research Company, Fidelity International
           Bond Fund                                                           6,827              61,909              60,901
 *      Fidelity Management & Research Company, Fidelity
           International Growth & Income Fund                                 11,559             240,662             260,304
 *      Fidelity Management & Research Company, Fidelity
           International Value Fund                                           24,286             320,416             341,222

                                                                      SCHEDULE I
                                                                     Page 5 of 8


                                                                          PRINCIPAL
                                                                            AMOUNT             COST OR
                                                                          OR NUMBER            CONTRACT            MARKET
                           NAME OF ISSUER                                 OF SHARES              VALUE              VALUE
--------------------------------------------------------------------  ------------------  ------------------  -----------------
 *      Fidelity Management & Research Company, Fidelity
           Investment Grade Bond Fund                                         85,825        $    629,079        $    630,816
 *      Fidelity Management & Research Company, Fidelity Japan
           Fund                                                               20,133             202,512             200,727
 *      Fidelity Management & Research Company, Fidelity Japan
           Small Company Fund                                                 31,296             183,645             183,396
 *      Fidelity Management & Research Company, Fidelity
           Large-Cap Stock Fund                                               18,297             272,735             271,527
 *      Fidelity Management & Research Company, Fidelity Latin
           America Fund                                                       48,411             785,191             678,235
 *      Fidelity Management & Research Company, Fidelity
           Low-Priced Stock Fund                                             304,330           7,981,686           8,253,421
 *      Fidelity Management & Research Company, Fidelity
           Magellan Fund                                                   1,387,335         116,317,178         152,093,530
 *      Fidelity Management & Research Company, Fidelity
           Mid-Cap Stock Fund                                                 56,491             985,544             990,850
 *      Fidelity Management & Research Company, Fidelity New
           Markets Income Fund                                                 8,080             104,591              98,094
 *      Fidelity Management & Research Company, Fidelity Nordic
           Fund                                                               68,688           1,196,381           1,294,769
 *      Fidelity Management & Research Company, Fidelity OTC
           Portfolio                                                       1,106,448          37,621,055          43,937,058
 *      Fidelity Management & Research Company, Fidelity
           Overseas Fund                                                       2,800             102,173             105,572
 *      Fidelity Management & Research Company, Fidelity
           Pacific Basin Fund                                                 25,456             314,630             298,852
 *      Fidelity Management & Research Company, Fidelity
           Puritan Fund                                                       65,436           1,319,087           1,383,317
 *      Fidelity Management & Research Company, Fidelity Real
           Estate Investment Portfolio                                        73,956           1,462,358           1,374,100
 *      Fidelity Management & Research Company, Fidelity
           Retirement Government Money Market Portfolio                    1,217,895           1,217,895           1,217,895
 *      Fidelity Management & Research Company, Fidelity
           Retirement Growth Fund                                             28,513             564,516             592,492
 *      Fidelity Management & Research Company, Fidelity
           Retirement Money Market Portfolio                               1,758,888           1,758,888           1,758,888
 *      Fidelity Management & Research Company, Fidelity
           Short-Term Bond Fund                                                1,093               9,539               9,513
 *      Fidelity Management & Research Company, Fidelity Small
           Cap Select Fund                                                    89,168           1,490,584           1,469,496
 *      Fidelity Management & Research Company, Fidelity
           Southeast Asia Fund                                                31,451             275,506             224,562
 *      Fidelity Management & Research Company,
           Spartan Market Index Fund                                          28,948           2,108,431           2,270,961
 *      Fidelity Management & Research Company,
           Spartan U.S. Equity Index Fund                                    172,711           6,570,311           6,993,066
 *      Fidelity Management & Research Company, Fidelity Stock
           Selector Fund                                                      21,982             639,590             679,473
 *      Fidelity Management & Research Company, Fidelity
           TechnoQuant Growth Fund                                            27,497             330,073             342,340
 *      Fidelity Management & Research Company, Fidelity Trend
           Fund                                                                4,730             280,804             295,931
 *      Fidelity Management & Research Company, Fidelity United
           Kingdom Fund                                                        2,635              39,095              41,209
 *      Fidelity Management & Research Company, Fidelity U.S.
           Bond Index Fund                                                    36,150             391,939             392,224
 *      Fidelity Management Trust Company, Fidelity U.S. Equity
           Index Commingled Fund                                          11,162,904         198,021,458         355,650,107

                                                                      SCHEDULE I
                                                                     Page 6 of 8


                                                                          PRINCIPAL
                                                                            AMOUNT             COST OR
                                                                          OR NUMBER            CONTRACT            MARKET
                           NAME OF ISSUER                                 OF SHARES              VALUE              VALUE
--------------------------------------------------------------------  ------------------  ------------------  -----------------
 *      Fidelity Management & Research Company, Fidelity
           Utilities Fund                                                     61,848        $  1,250,127        $  1,316,744
 *      Fidelity Management & Research Company, Fidelity Value
           Fund                                                               20,719           1,187,514           1,222,824
 *      Fidelity Management & Research Company, Fidelity
           Worldwide Fund                                                     24,092             422,022             447,387
 *      Strategic Advisors, Fidelity Freedom 2000 Fund                        36,854             434,086             442,988
 *      Strategic Advisors, Fidelity Freedom 2010 Fund                        30,230             371,050             388,759
 *      Strategic Advisors, Fidelity Freedom 2020 Fund                        33,924             419,057             453,907
 *      Strategic Advisors, Fidelity Freedom 2030 Fund                         9,737             122,356             129,411
 *      Strategic Advisors, Fidelity Freedom Income Fund                       1,722              18,652              18,855
        American Century Mutual Funds, Inc., American
           Century--Twentieth Century Select Fund                            410,861          18,724,217          20,966,240
        American Century Mutual Funds, Inc., American
           Century--Twentieth Century Ultra Fund                           2,949,221          82,989,008          99,831,119
        Calvert Asset Management Company, Inc., Calvert Capital
           Accumulation Fund--Class A                                         14,950             441,294             442,224
        Calvert Asset Management Company, Inc., Calvert New
           Vision Small Cap Fund                                               1,079              16,494              16,619
        Calvert Asset Management Company, Inc., Calvert Social
           Investment Managed Growth Fund                                         96               3,248               3,339
        Calvert Asset Management Company, Inc., Calvert World
           Values International Equity Fund                                  139,957           2,949,485           3,051,053
        Delaware Management Company, Delaware Trend Fund-
           Institutional Class                                             1,031,474          17,148,006          19,463,921
        Founders Asset Management, Founders Balanced Fund                     59,817             721,195             733,353
        Founders Asset Management, Founders Blue Chip Fund                    15,217             115,325             119,909
        Founders Asset Management, Founders Frontier Fund                      3,207              96,940              95,767
        Founders Asset Management, Founders Growth Fund                       77,373           1,429,093           1,597,763
        Founders Asset Management, Founders Special Fund                     223,842           1,863,140           1,963,096
        Founders Asset Management, Founders Worldwide Growth Fund             21,740             521,484             528,272
        INVESCO Funds Group, Inc., INVESCO Dynamics Fund                      18,464             282,611             305,031
        INVESCO Funds Group, Inc., INVESCO Growth Fund                       102,080             576,402             601,251
        INVESCO Funds Group, Inc., INVESCO High Yield Fund                 8,067,154          59,583,451          59,212,913
        INVESCO Funds Group, Inc., INVESCO Industrial Income
           Fund                                                               22,998             356,314             372,111
        INVESCO Funds Group, Inc., INVESCO Select Income Fund                 94,130             632,300             635,380
        INVESCO Funds Group, Inc., INVESCO Small Company Growth
           Fund                                                               51,041             615,921             626,783
        INVESCO Funds Group, Inc., INVESCO Total Return Fund                 201,438           6,059,109           6,313,077
        INVESCO Funds Group, Inc., INVESCO Value Equity Fund                  13,130             385,316             406,886
        Janus Capital Corporation, Janus Balanced Fund                        73,544           1,203,873           1,293,632
        Janus Capital Corporation, Janus Enterprise Fund                       2,724              90,625              96,984
        Janus Capital Corporation, Janus Flexible Income Fund                350,775           3,512,914           3,525,292
        Janus Capital Corporation, Janus Fund                                 94,153           2,604,707           2,840,592
        Janus Capital Corporation, Janus Mercury Fund                        439,916           8,647,867           9,502,176
        Janus Capital Corporation, Janus Twenty Fund                         303,746          11,251,657          12,784,667
        Janus Capital Corporation, Janus Worldwide Fund                      492,075          20,607,011          23,191,498
        Merrill Lynch Asset Management, Merrill Lynch Capital
           Fund (Class A)                                                    252,629           8,057,582           9,407,914
        Miller, Anderson & Sherrerd, MAS Fixed Income (I)                         20                 246                 248
        Miller, Anderson & Sherrerd, MAS Funds Balanced
           Portfolio--Institutional Class                                      1,074              14,764              15,589
        Miller, Anderson & Sherrerd, MAS Funds Fixed Income
           Portfolio                                                          34,754             418,690             421,913
        Miller, Anderson & Sherrerd, MAS Funds High Yield
           Portfolio                                                          92,257             903,414             903,192
        Miller, Anderson & Sherrerd, MAS Funds Mid Cap Growth
           Portfolio                                                         145,793           3,149,256           3,347,397
        Miller, Anderson & Sherrerd, MAS Funds Value Portfolio               189,876           3,476,687           3,567,766
        Morgan Stanley Asset Management, Inc., Morgan Stanley
           Institutional Emerging Growth Portfolio (Class B)                   8,613              75,599              78,123

                                                                      SCHEDULE I
                                                                     Page 7 of 8


                                                                          PRINCIPAL
                                                                            AMOUNT             COST OR
                                                                          OR NUMBER            CONTRACT            MARKET
                           NAME OF ISSUER                                 OF SHARES              VALUE              VALUE
--------------------------------------------------------------------  ------------------  ------------------  -----------------
        Morgan Stanley Asset Management, Inc., Morgan Stanley
           Institutional Emerging Markets Portfolio (Class B)                 10,151        $    131,225        $    112,572
        Morgan Stanley Asset Management, Inc., Morgan Stanley
           Institutional Fund Active Country Allocation
           Portfolio  (Class B)                                               40,513             495,075             503,177
        Morgan Stanley Asset Management, Inc., Morgan Stanley
           Institutional Global Equity Portfolio (Class B)                    42,140             850,502             884,517
        Neuberger & Berman Management, Inc., Neuberger & Berman
           Focus Trust                                                        23,709             521,770             561,664
        Neuberger & Berman Management, Inc., Neuberger & Berman
           Genesis Trust                                                     662,826          14,580,899          14,595,436
        Neuberger & Berman Management, Inc., Neuberger & Berman
           Guardian Trust                                                     29,254             537,853             568,705
        Neuberger & Berman Management, Inc., Neuberger & Berman
           Manhattan Trust                                                     8,623             121,604             135,729
        Neuberger & Berman Management, Inc., Neuberger & Berman
           Partners Trust                                                    245,053           4,379,533           4,580,036
        Pacific Investment Management Company, PIMCO Capital
           Appreciation Fund-Administrative Class                            330,378           7,796,352           8,586,514
        Pacific Investment Management Company, PIMCO Global
           Bond Fund-Administrative Class                                      2,063              20,094              20,052
        Pacific Investment Management Company, PIMCO High Yield
           Fund-Administrative Class                                         171,781           1,996,691           1,990,938
        Pacific Investment Management Company, PIMCO Low
           Duration Fund-Administrative Class                                 34,369             350,236             349,186
        Pacific Investment Management Company, PIMCO Mid Cap
           Growth Fund-Administrative Class                                  312,107           7,092,341           7,478,079
        Pacific Investment Management Company, PIMCO Total
           Return Fund-Administrative Class                                  161,415           1,720,493           1,730,366
        Pilgrim Baxter & Associates, PBHG Emerging Growth Fund                17,453             415,025             426,385
        Pilgrim Baxter & Associates, PBHG Growth Fund                         30,555             836,664             830,177
        Strong Capital Management, Strong Advantage Fund                      81,406             820,446             821,387
        Strong Capital Management, Strong Discovery Fund                       1,419              26,412              25,997
        Strong Capital Management, Strong Government Securities
           Fund                                                              101,020           1,091,454           1,097,082
        Strong Capital Management, Strong Growth Fund                         33,413             625,904             711,706
        Strong Capital Management, Strong Opportunity Fund                    24,662             990,926           1,026,445
        Strong Capital Management, Strong Short-Term Bond Fund                15,982             156,325             156,141
        Strong Capital Management, Strong Total Return Fund                    1,083              30,783              33,314
        Templeton Asset Management Hong Kong, Templeton
           Developing Markets Trust I                                         67,985             838,715             719,279
        Templeton Global Advisors, Templeton Foreign Fund I                  165,823           1,709,248           1,693,056
        Templeton Global Advisors, Templeton Growth Fund, Inc. I             103,139           2,090,051           2,090,621
        Templeton Global Advisors, Templeton World Fund I                    176,762           3,091,302           3,181,711
        Templeton Global Bond Managers, Templeton Global Bond
           Fund I                                                                863               8,421               8,321
        Templeton Investment Counsel, Templeton Foreign Equity
           Series                                                          3,343,313          53,309,783          66,331,326
        USAA Investment Management, USAA Cornerstone Strategy
           Fund                                                                6,336             187,605             188,309
        USAA Investment Management, USAA GNMA Trust                           26,576             273,964             275,323
        USAA Investment Management, USAA Growth Fund                          11,885             225,379             242,683
        USAA Investment Management, USAA Income Fund                          32,319             417,460             417,239
        USAA Investment Management, USAA Income Stock Fund                    29,092             571,963             593,176
        USAA Investment Management, USAA International Fund                    9,277             194,173             199,001
        Warburg Pincus Counsellors, Warburg Pincus Capital
           Appreciation Fund                                                  62,326           1,211,683           1,330,670
        Warburg Pincus Counsellors, Warburg Pincus Emerging
           Growth Fund                                                        19,341             759,525             810,404

                                                                      SCHEDULE I
                                                                     Page 8 of 8


                                                                          PRINCIPAL
                                                                            AMOUNT             COST OR
                                                                          OR NUMBER            CONTRACT            MARKET
                           NAME OF ISSUER                                 OF SHARES              VALUE              VALUE
--------------------------------------------------------------------  ------------------  ------------------  -----------------
        Warburg Pincus Counsellors, Warburg Pincus Global
           Fixed-Income Fund                                                   4,031        $       41,981      $       41,518
        Warburg Pincus Counsellors, Warburg Pincus Growth &
           Income Fund                                                        27,322               480,855             506,547
        Warburg Pincus Counsellors, Warburg Pincus
           International Equity Fund                                           4,332                79,374              83,037
                                                                                            --------------      --------------
                 Total mutual funds                                                          1,249,048,560       1,647,264,817
                                                                                            --------------      --------------
     PARTICIPANT LOANS
        Participant loans, interest rates ranging from 9.70% to 10.75%                          61,519,925          61,519,925
                                                                                            --------------      --------------
              Total investments                                                             $3,088,577,958      $4,221,354,414
                                                                                            ==============      ==============














                        *Represents a party in interest.

          The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                     Page 1 of 2



                         DELTA FAMILY-CARE SAVINGS PLAN


                ITEM27D--SCHEDULE OF REPORTABLE TRANSACTIONS (A)

                        FOR THE YEAR ENDED JUNE 30, 1998



                                                                                              EXPENSE
                                    DESCRIPTION OF ASSET                                     INCURRED
                               (INCLUDES INTEREST RATE AND       PURCHASE       SELLING         WITH       COST OF      NET GAIN
 IDENTITY OF PARTY INVOLVED     MATURITY IN CASE OF A LOAN)        PRICE         PRICE      TRANSACTION     ASSETS        (LOSS)
---------------------------   -------------------------------   ------------  ------------  -----------  ------------  -----------
*    FIDELITY MANAGEMENT      Institutional Money Market:
        TRUST COMPANY            508 transactions               $626,043,717  $          0       (b)     $          0  $         0
                                 512 transactions                          0   588,290,618       (b)      588,290,618            0

*    FIDELITY MANAGEMENT      Fidelity U.S. Equity Index Pool:
        TRUST COMPANY            252 transactions                162,341,118             0       (b)                0            0
                                 252 transactions                          0   198,768,653       (b)      169,501,379   29,267,274

*    FIDELITY MANAGEMENT &    Fidelity OTC Portfolio:
        RESEARCH COMPANY         252 transactions                146,849,809             0       (b)                0            0
                                 252 transactions                          0   149,380,087       (b)      150,401,191   (1,021,104)

*    FIDELITY MANAGEMENT &    Fidelity Growth & Income
        RESEARCH COMPANY         Portfolio:
                                 252 transactions                137,524,839             0       (b)                0            0
                                 252 transactions                          0   114,948,287       (b)      103,242,047   11,706,240

 *   FIDELITY MANAGEMENT &    Fidelity Contrafund:
        RESEARCH COMPANY         252 transactions                102,579,197             0       (b)                0            0
                                 252 transactions                          0    94,533,877       (b)       82,018,958   12,514,919

                                                                     SCHEDULE II
                                                                     Page 2 of 2




                                                                                              EXPENSE
                                    DESCRIPTION OF ASSET                                     INCURRED
                               (INCLUDES INTEREST RATE AND       PURCHASE       SELLING         WITH       COST OF      NET GAIN
 IDENTITY OF PARTY INVOLVED     MATURITY IN CASE OF A LOAN)        PRICE         PRICE      TRANSACTION     ASSETS        (LOSS)
---------------------------   -------------------------------   ------------  ------------  -----------  ------------  -----------
 *   FIDELITY MANAGEMENT      Delta Commingled Stock Fund:
        TRUST COMPANY            252 transactions               $ 86,346,079  $          0       (b)     $          0  $         0
                                 252 transactions                          0   100,406,926       (b)       84,103,334   16,303,592








                         *Represents party in interest.

(a) Represents a series of transactions in securities of the same issue having a cumulative value in excess of 5% of the current value of plan assets at the beginning of the plan year.

(b) The normal expenses associated with asset purchases are built into the Trustee's cost records and therefore are not shown separately here.

          The accompanying notes are an integral part of this schedule.

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Delta Air Lines, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                         DELTA FAMILY-CARE SAVINGS PLAN



                                             /s/ James B. Taylor
                                             -------------------------------
                                             By: James B. Taylor
                                             Chief Investment Officer
                                             Delta Air Lines Benefit Trusts
                                             Delta Air Lines, Inc.



December 22, 1998